Filed by Discovery, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Discovery, Inc.
Commission File No.: 001-34177
Date: May 19, 2021

Transcript of Discovery, Inc. Global Employee Town Hall held on May 19, 2021

Time-codes	Dialogue
00:00:23:05	Unknown female Hi everyone. Thanks for joining. We're going to wait a few minutes for employees to connect and then we'll get started.
00:00:55:24
Unknown female
Welcome to today's Global Town Hall. This discussion will feature David Zaslav, AT&T's CEO, John Stankey, and Adria Alpert-Romm. Please remember this video is for internal use only. And now I'll turn it over to David Zaslav, to get us started.

00:01:14:23
David Zaslav
Thanks so much. I've been looking forward for the last few days to us all being together because this is a historic and exciting moment for us as a company. It's with great pleasure and excitement that we bring John Stankey, he's gonna come on in a few minutes to talk to you a little bit about how we came together, why this deal makes sense. John is a pretty extraordinary

00:01:43:23	executive. Not only has he run a communications and telecom business, but he also is one of us. He ran Direct TV, he ran the Warner business, and he's really a wonderful guy. So I'm very excited to have you all meet him. We're gonna be kind of partners over the next year. It's gonna take a little while to close this transaction and maybe a little bit longer than that. Maybe a little
00:02:10:06	shorter. We'll be partners in driving this through. We've really been partners over the last couple of years, because John and I have worked together and looked at doing things together and we have a common vision for the way the world is going with all the disruption and changes, it's affecting every industry. Both AT&T the telecom business as well as the traditional business. But
00:02:37:21	I wanted to first just talk about our company. And I wanted to take a moment to recognize the extraordinary efforts of all of you on this call. And for those that have been with us and left, a lot of great people have left and gone on to do great things. We're the kind of company that people leave and they often come back. But when I got here a little over 15 years ago, we were basically

00:03:04:24	Discovery Channel itself was 80 percent of the company, and we had the Learning Channel and we had Animal Planet, which I don't even think was getting a sub-fee at that time, and we were in I think a few countries, but very few. And this relentless fight of, I believe, the greatest creative leadership team and the greatest operating team, really year after year took risks to take
00:03:29:16
our content around the world. We launched new channels, when everyone said it was too late. Whether it was Oprah and OWN or ID which became the number one channel in America, people said TLC was dead, Howard Lee made it the number one channel with great franchises. We bought Eurosport, we bought free to air channels, and we took a lot of risks. We didn't know if

00:03:52:02
we could run sports networks. But here we are the leader in sports in Europe. We didn't know if we could run free to air channels, but we've had now a decade of experience. We've made a lot of mistakes, but your hard work and the curiosity and the willingness to just get up every day and figure out what we could do better, and finally what Ken Lowe did, in developing Scripps,

00:04:16:06	and now our company being really Discovery Scripps. We call it Discovery but there's so much of our leadership and so much of our company is from Scripps, because we really took the philosophy that the best of both companies will make us stronger and more compelling. And I mention all of that because there's no way we would be here now, with John, talking about
00:04:43:08	this transaction, without all of that work, as well as all of our great engineers that built Discovery Plus, without you know, JB and his international team driving our product around the world. All of that created things that when I sat down with John, all the local content, all the local sports, the fact that we reach 20 to 25 percent of America every day, you know, we're a very
00:05:07:20	different company, and all of us, the board, myself, we're all really proud of all you've accomplished. You gotta take a deep breath because thanks to this deal and the changing world we're all gonna have to double down, but we're gonna get to do it with what I believe are the greatest assets in media. Warner Brothers is gonna be 100 years old next year, but it's known as the premier
00:05:32:08	studio in the world. And the best place for creatives, HBO, TNT, TBS, it's an extraordinary company with extraordinary creative leadership, and I'm gonna talk to John but over the last three and a half years, he's enhanced that company, invested in that company, and positioned it strategically for the future in a way that's quite breathtaking. He's run it as a new media company,
00:06:01:05	as we have run our company as a new media company, and it positions us to together create what John and I believe will be the best media company in the world. And the overall strategy here is that AT&T will be the number one premier telecom communications company in the world, and if we really work hard and fight the way we've fought over the last 15 years, then we're gonna

00:06:33:00	have lots of new people coming to join us. Lots of brilliant, creative people coming to join us. 70 percent of our company are gonna be the shareholders, that John has been fighting for and garnering over the last several years. And we're gonna be a whole new company. We gotta fight to do that the way that we did with Scripps. We just wanna figure out how to come together and
00:06:55:12	form one culture. And I'm very confident that we're gonna be able to do it. And I'll just, before we go to John, say that I've always believed, sometimes I think to myself how did this happen for me? And I know that many of you feel the same way because it's been an extraordinary ride and all of us in media that have been in it, it's been a great joy. But I really do believe in karma. And I
00:07:25:13	think that our culture of respect other people, work hard, if you commit to something make sure you do it, your word means everything. If you're in partnership with somebody, over deliver for them and they will over deliver for you. Forget about what's in the paper, just fight to do the best you can. And take a lot of pride in this company, Discovery, where we're not just trying to
00:07:49:16	entertain, but we're trying to make a difference and inspire. And when it wasn't clear that this deal was gonna happen, because it was a long shot, and it took a lot of, I think courage and creativity and all that for, you know, so many people that were working for John and working for me, as well a John and I trying to get our heads around this. But in the times when it looked like
00:08:15:09	it might not happen, I just thought of karma. And there is karma in this deal. You know, many, many years ago, before John Malone took the job to run TCI, where he went and built the biggest cable company and he changed the cable world really with all of his strategic brilliance, he had a job offer. So he had two offers. One was to work for Bob Magnus and move to Denver, and
00:08:46:12	the other was to run Warner and work for Steve Ross. And John loved Steve. He loved the fact that he understood creativity and he understood talent. And it was a close call, and they decided to go to Denver and build a different life for their family. And I had a similar moment where I was working at a law firm, which was a real challenge for me, because I didn't think I was that very good
00:09:14:09	at it and it wasn't a great fit. And somebody walked by, a new partner, with a MTV jacket on and I said who is that? And it was a guy named Richard Berman, and he was the general counsel of Warner. And he introduced me one day to Steve Ross, and he introduced me to this industry. And so when things looked like they wouldn't happen which is probably most of this
00:09:39:23	transaction, I said to John, it's karma. Somehow this was meant to be. And this morning I was talking to our chairman, Bob Miron, our wonderful chairman, and we talked about the fact that the Newhouse family had been partnered with Time Warner for years. And know so many of the people that we're going to be reintroduced to. So, it is with great joy and
00:10:05:14	with a unique spiritual karma that this all comes back together. And I think we're convinced we're the place that these assets belong because of all of you, and let me show you a little tape that's a little taste of this extraordinary company that we're gonna get to build together, and then we'll talk to one of my favorite people, John Stankey.

00:12:06:19	David Zaslav Alright. So welcome John, and thank you so much for spending more time with me. We've been spending a lot of time together. Our company's super excited to meet you.
00:12:17:24	John Stankey Morning David. It's good to be with all of you.
00:12:21:03
David Zaslav
So, I'm gonna ask a couple of the questions that we've been getting, they're the obvious ones. You have the premier telecommunications company, one that we all grew up in with such pride. And you have these extraordinary media assets that you love, I know that you love them because you've spent so much of the last several years driving them and caring about positioning

00:12:47:23	them. So, take us through why this makes sense for you and how this positions AT&T for the future in a way that excites you.
00:12:59:17
John Stankey
It's been an interesting process David. Folks may not know, but I came into this job in July of last year, and I think when you walk in, you know, the first thing you have to think about is where do you wanna take the business over your tenure, and how do you wanna take your owners along with you on that ride? You know, look, it's been widely reported. I've got some issues that

00:13:23:17	I've gotta work on. In some cases shareholders haven't been treated as well as we need to treat them. And I also have an incredibly talented group of employees across each business segment that we have, both in the communications company and in the media company, that all have wonderful opportunities in front of them, to grow their businesses and make the
00:13:45:00	companies better and more relevant in the future. And when I step back and look at that, the first thing you wanna do as the chief executive of a company is to make sure that you allow your employees to fulfill the promise of the opportunity that they have in front of them. I'm a big believer that, you know, as you were talking about culture and dynamics at the beginning of this
00:14:07:06	video, people need to walk into work every day feeling like they're doing something to move an organization forward. That they have an opportunity to build a better product or satisfy customers in a different way. And it was pretty clear that, for a variety of reasons, the environment that we were walking into had changed quite a bit from, you know, when we completed the Time
00:14:27:17	Warner transaction, when we envisioned it back in 2016, where technology was going, what the pandemic did, and I needed to think about how we structured our business so that those employees could actually chase those dreams and those opportunities. And it probably wasn't going to be best served by having the company together and going forward in the future,

00:14:50:19	given some of the changes that you and I have discussed, the need to get scale on the global media business, the need to build product that actually satisfies individuals around the globe. And kinda pivoted away from the notion of building a lot of value, domestically in, our connectivity business at AT&T and the media business, to one of the media business really needs to be able
00:15:13:02	to go out and hunt globally. And grow globally. And it needs some scale of additional content and additional depth of library and additional creative talent to come together to really be one of those big platforms that ultimately survives in the world going forward. And I had to make sure that we did things that put us in that position and that's kinda why we're here.
00:15:35:08
David Zaslav
So, you know, I remember years ago a friend of both of ours, Barry Diller, talked about disruption kills most traditional companies. And, you know, Netflix is a disruption. 5G, how you deliver your product is a disruption. And in some ways it was that disruption and how you and I change and how both of our industries change. Take us through a little bit what has been the disruption

00:16:08:19	and what has the change at AT&T, as a company, ten years ago, and you know three years ago and now, you know, we all hear of 5G but what is the mission that you're gonna be on now with a better balance sheet, with another $43 billion, with a singular focus? How disrupting is it? What's going on, and how does this help you win that fight?
00:16:35:02
John Stankey
You know, I would say first of all disruption, change is hard. And I think all employees you know, going through change have to struggle with the reality of that occurring and what it means to them. But, you know, we've been dealing with this dynamic of disruption and change in the business I've been a part of for a long time. I was telling a group the other day if you went back

00:16:55:20	and looked at the products and services that generated revenues the day that I started at, you know, my first job in telecommunications, at one of the companies that's part of AT&T today, we have less than 20 percent of revenues right now based on those products. So there's been a pretty dramatic change over the course of my career of products and services
00:17:17:10	that had to fundamentally change to ultimately keep the business viable and move it forward. And, you know, we are, you know, just like we talk about the golden era of television, we're kind of in the golden era of technology right now, and connectivity in particular, and the fact that we're all sitting here having this conversation today in the way we are, is a testament to that.
00:17:40:09	And I believe there's still so much more to be done. If you think about everything you've been able to do in the high bandwidth environment of your office or your home, and now think about that translating out to literally any place you go, that can be pretty significant in terms of how it changes society. We think about things like what does it mean for self driving vehicles that

00:18:01:24	are literally, you know, in a position where they're getting the kind of bandwidth and performance that you might get on a corporate LAN as they move around on roads. If you think about what happens with augmented reality capabilities, as people move through their daily lives, and what that can mean for how people not only live and work and are facilitated in that, but
00:18:23:12	how they get entertained and how they interact with others socially. I mean, these are pretty significant issues, and it's a capital intensive business, and it requires you to build infrastructure that's long lived. You know, we're in a major investment cycle right now for 5G that will probably be a ten year investment cycle and a ten year technology turn, and then we get to do it
00:18:45:10	all over again for 6G. And, you know, that will probably be an eight year cycle, 'cause things get better and faster. So, I think it's really important, from my point of view, that the management team get focused on building the infrastructure that facilitates companies, great companies, like great media companies, to be able to innovate on their content, their capabilities, that
00:19:08:03	we have a platform out there that we allow the auto industry to realize self driving vehicles. The entertainment industry to be able to bring in augmented reality and virtual reality in an effective way. The medical industry to truly have the opportunity to connect people all the time for better health. And that's a mission that I think we need to get focused on and it's the other side of this
00:19:29:06	transaction for me to make sure that the AT&T company stays a leader in doing that.
00:19:35:06
David Zaslav
You know, I remember the first conversation you and I had. We talked about where the world was going. And we talked about the extraordinary speed, and how impressive it was, that Disney was able to accelerate to so many subscribers, so quickly. And that the world was moving so fast. And we talked about what we could be. But I remember one line. We were kind of aligning

00:20:07:08	around this idea that together we could be so much stronger. That together we could really make it. But I remember saying to you, alright, let's sit with this, and we could talk about this now, or, you know, we can take a couple of months and then come back and sit down for dinner and see where this is and whether it still makes sense. And you said to me, we don't have a few
00:20:36:23	months. And it was just a reminder of the speed of change and the need for speed to recognize how fast things are changing. Technology wise, behavioral wise. So, maybe a little bit, when you said we don't have a few months. When you look at the next two or three years, and what were you thinking?
00:21:03:17
John Stankey
Well I think you and I think very similarly on this, as, you know, we've shared. But first I would say this is a foot race right now for who builds the kind of scale on the new generation of distribution of media. And there aren't going to be ten of these things globally in my view. There's going to be a much smaller number than that, and we already know, for example, I think I'll go out on a

00:21:27:13	limb and suggest that Netflix has managed to build one of these distribution platforms, and you just referenced Disney that seems to be well on its way to, you know, kind of achieving something similar. You know, we should expect that there's probably going to be another technology oriented company that is effective and similar and using their position in either operating systems or
00:21:51:14	mobile devices or something, to be another one of those. And so I think there's an opportunity for another traditional group of media companies that make the right plays, and doing what you just described, of being a new media company and truly becoming a hybrid to be one of those players. And that is a foot race to get to that level right now because I don't think this
00:22:13:00	window is open for very long, and I've said that multiple times. The second thing I would say that's really important as we think about that, is I believe that there is going to continue to be disruption in the industry. And, you know, look, this is hard to go through these transactions. It's gonna be hard for every employee because it means change, it means an accelerated pace of
00:22:38:01	change, it means you have to do things differently to get the benefits of putting two companies together. If you don't do things differently after you put two companies together, then why did you do it? Because you're not gonna create any incremental value. And that reality of that change, and having to think about what occurs, I think setting the table in the way you wanted to set
00:23:02:19	the table, that these two companies were the right two companies to put together, they're the ones that will benefit each other the best, there's going to be disruption, but there'll be the smallest amount of disruption because of the complementary nature of the content. It was important that that table gets set to reorder the industry in a way that was to our respective advantages. And
00:23:25:14	waiting longer would have meant that instead of getting to set the table, you probably would have been dealing with table scraps. And I feel pretty confident that making this move and making it early and that consolidation and disruption cycle, will probably be good for both companies over time.
00:23:42:24
David Zaslav
You know, I just wanna finish out by saying that being CEO of a company is about setting a culture that allows people to do their best work, but it's also about deployment of capital. And it's about a couple of strategic decisions. You know, for us, which Bobby Myron you know, pushed more than anybody else, it was going international. But this strategic decision I think, if we can

00:24:17:00	really deliver for the Warner shareholders, and we can deliver for ourselves, 'cause we have a lot left to prove, the strategic decision to spin that John made, I think will go down as really a business school case, because we're all human beings as CEOs. We're human beings, all of you, that we run all these big businesses, and we're just people, we're the same. And it's hard to give
00:24:47:17	anything away that you love. It's very hard, personally, to give anything away that you love. And for CEOs, in particular, with egos, you look around the world and in almost every case, when you have something great, if you're not, you don't have the right scale or you don't have the right positioning, you hold onto it. Because you love it so much. And I would argue that John

00:25:09:10	loves these assets so much that he's doing something that's pretty rare. He's saying that it's better with us, which he's putting a lot of trust in us. And a lot of respect for what we've done, but a tremendous amount of respect for his team, and that if we can deliver on this, it goes against a lot of those human characteristics of no, I just want it because it's fun, or I just want it 'cause it
00:25:35:10	makes me bigger. And so I just wanted to, you know, pass to you for some final words, but I wanted to say that we want to do you proud, we want to create as much value for your shareholders, and I do think that we're gonna, John and I, and we and John, and the AT&T company are forever tied. This is a historic transaction. John, we were the first movers, there will be other
00:26:01:07	things that'll happen as a consequence of this, and we wanna be looking at the AT&T employees and looking at John and we want him looking at us and saying, you know, you did it, and we did it. And we believe you will be the number one telecom and communications company. I believe it. And we're gonna fight to be the number one media company so maybe your final
00:26:24:02	thoughts John?
00:26:24:17
John Stankey
Well, David, I think you said it well. I think our discussions, as you've said multiple times, the conclusion is that these companies are better together. Rather than independently. And I fervently believe that, and if I believe that, I have an obligation back to our employees, I have an obligation back to our shareholders to make sure we realize that potential. And as we've discussed,

00:26:51:02	you don't get to the place we need to get to without both companies and both sets of employees and both sets of leaders coming together in a way where we leverage those respective strengths and capabilities. It's really going to require every bit of talent, every bit of leadership that these two companies together will have to navigate this, and over the next you know, year, and
00:27:15:13	work with you, making sure we set these businesses up to be successful in that regard is incredibly important. And it's incredibly important to me because I, as you say, my shareholders will have 71 percent of this company as we move forward, and if I don't do right by them, then I've failed and it's incredibly important to me personally because I'm gonna be betting on you leaving my
00:27:39:15	equity in your business and watching your great success in the world moving forward, and there is nothing I would enjoy more than to say that that combination was the catalyst for one of the great media companies that endured for the next decade. And that's a really important thing and we're putting our trust in these combined businesses to actually make that happen.
00:28:00:19	David Zaslav Well thank you John and I'll talk to you later and we'll get this over the finish line over the next year and I really appreciate you coming on today. Thank you so much buddy.
00:28:12:15	John Stankey [INAUDIBLE] beginning, thanks for having me on David. I'll see you.

00:28:15:22	David Zaslav Alright see you.
00:28:15:23	John Stankey Bye bye.

Where to Find Additional Information
    This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”).  In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com.
Participants in the Solicitation
    Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021.  Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.
Forward-Looking Statements
        Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control.  Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.  Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction.  None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.